Dreyfus Growth and Income Fund, Inc.
200 Park Avenue
New York, New York 10166

January 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: John C. Grzeskiewicz, Esq.

Re: Dreyfus Growth and Income Fund, Inc.
Request for Withdrawal of
Registration Statement on Form N-14 (File Nos. 333-121391)

Ladies and Gentlemen:

On December 17, 2004, Dreyfus Growth and Income Fund, Inc. (the "Fund") filed a Registration Statement on Form N-14 (the "Registration Statement") to register shares in connection with a proposal to shareholders of Dreyfus Premier Growth and Income Fund ("target fund") a series of Dreyfus Premier Equity Funds, Inc. (File Nos. 2-30806; 811-02488) asking them to vote on an Agreement and Plan of Reorganization that would transfer the assets of the target fund in exchange for shares of the Fund. The Fund has determined not to proceed with the Plan of Reorganization, and no securities were sold in connection with the proposed offering. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Registration Statement.

Sincerely,

DREYFUS GROWTH AND INCOME FUND, INC.

By: /s/ Michael A. Rosenberg
       Name: Michael A. Rosenberg
       Title: Secretary